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                            October 15, 2020

       Gregory Dean Gibb
       Director and Chief Executive Officer
       Lufax Holding Ltd.
       No. 1333 Lujiazui Ring Road 15/F
       Pudong New District, Shanghai
       People   s Republic of China

                                                        Re: Lufax Holding Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 7,
2020
                                                            File No. 333-249366

       Dear Mr. Gibb:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed October 7, 2020

       Business
       Our Loan Products, page 168

   1. We note the inclusion of the table showing loan principle at origination and early repayment information
on page 170. Based on the information presented, it is unclear how the outstanding
balance of loans facilitated, as disclosed on page 104, is rolling forward. For example,
we note that the Company facilitated RMB 493.7 billion of loans during 2019 with a
weighted average contractual tenor of approximately 35 to 36 months.
                                                        In addition, we note
that the outstanding balance of loans at December 31, 2018 was RMB
                                                        375.0 billion and the
weighted average contractual tenor of loans facilitated during 2018 was also approximately
35 months. Considering the magnitude of these months and
 Gregory Dean Gibb
FirstName LastNameGregory  Dean Gibb
Lufax Holding Ltd.
Comapany
October 15,NameLufax
            2020     Holding Ltd.
October
Page 2 15, 2020 Page 2
FirstName LastName
         contractual tenor, combined with the fact that the Company received total early repayments of RMB 186.0 billion during 2019, it is unclear why only RMB 462.2 billion is outstanding at December 31, 2019. Please provide us with additional information to reconcile and explain how the outstanding balance at year end has been determined and the average tenor as disclosed is appropriate, considering these various metrics presented.
2. Please tell us why the loan principal at origination column in the table presented on page
         170 does not reconcile to the table showing the volume of new loans facilitated on page
         169.
3. We note the disclosures that the company is taking steps to mitigate the impact of early repayments, including the charging of early repayment fees in certain circumstances as well as charging monthly service fees based on the outstanding loan balance. Please revise to address when these new policies were implemented, how these policies will impact the large amount of returning customers, as well as the company's recognition of revenue for these newly created monthly service fees.
Products and Partners, page 190

4. We note your response to comment 5 explaining the calculation for your average take rate. Please address the following:

                Tell us why the average take rates disclosed on page 192 changed from your previous filing. As part of your response, tell us whether the change was due to an error in the previous calculations or due to a change in the definition; and

                Revise to provide a supplemental table showing the average take rate based only on the Company's portion of revenue and income, excluding income recognized by affiliate companies for which you do not have a majority ownership interest.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
21. Subsequent Events, page F-138

5. We note your disclosure of subsequent events, particularly of the securities exchange agreement with certain C-round investors entered into on September 23, 2020 and closing on September 30, 2020 here and elsewhere in the filing. Please revise to provide greater transparency and prominence of this transaction to potential investors by disclosing and discussing it in the "Recent Developments" section on page 9 along with other September
         30, 2020 information. As part of the response and expanded disclosure, provide a clear discussion of the impacts on the Company's financial statements, business purpose for the transaction and how it could impact future shareholders.
6. We note that the Company expects to record an one-time loss in Q3 2020 of approximately USD200 million (equivalent of approximately RMB1,362 million) upon closing of this transaction. Please provide us with your accounting analysis for this transaction, including how you calculated the impact of the loss, classification of impacted
 Gregory Dean Gibb
Lufax Holding Ltd.
October 15, 2020
Page 3
         financial statement line items and overall accounting treatment with reference to authoritative literature.
7. Given the nature of the changes to the capitalization, payment to Class C holders and changes to equity resulting from this transaction, please revise to present the impacts from this transaction to the balance sheet, income statement and earnings per share on a pro forma basis on the face of the financial statements.
Exhibits

8. Please file complete exhibits, where required. We note, for example, that you appear to have omitted Schedules 3 and 4 from Exhibit 4.8, among others. Please file complete copies of your exhibits or advise.
General

9. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Marc Thomas,
Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



FirstName LastNameGregory Dean Gibb                            Sincerely,
Comapany NameLufax Holding Ltd.
                                                               Division of
Corporation Finance
October 15, 2020 Page 3                                        Office of
Finance
FirstName LastName